MTS Receives 2010 Communications Solutions Product of the Year Award

                 TEM Suite Recognized for Outstanding Innovation

RA'ANANA, Israel, July 20, 2010 -- MTS announced today that TMC, a global, integrated media company, has named TEM Suite as a recipient of a 2010 Communications Solutions Product of the Year Award.

MTS TEM Suite is a fully integrated Telecom Expense Management software suite and managed services solution that provides enterprises the ability to comprehensively manage their wireline and wireless communications environments. The platform's modular design allows enterprises the ability to outsource their entire TEM lifecycle, or selective processes, depending on the enterprise's unique business needs.

"We are very excited that TEM Suite has been recognized by Communications Solutions with their 2010 Product of the Year Award," said John Venditti, VP of Marketing at MTS. "The response to TEM Suite from both the market and the users has been excellent. The solution has really hit the mark with the right combination of flexibility, functionality, and ease of use to ensure that any size or type of enterprise can reduce costs on their wireline and wireless expenses from day one."

TEM Suite supports an enterprise's telecom expense management activities across the entire TEM lifecycle including: procurement, help desk, asset management, invoice auditing, invoice management and payment, dispute management, optimization, bill presentment, contract negotiation and management, mobile device management, cable management, allocation and chargeback, with full lifecycle reporting and dashboards.

"MTS was chosen to receive a 2010 Product of the Year Award for creating exceptional advancements in voice and data communications," said Rich Tehrani, CEO, TMC. "TEM Suite has shown benefits for its customers and provides ROI for the companies that use it. Congratulations to the entire team at MTS. I look forward to more innovative solutions from them in the coming year."

The Communications Solutions Product of the Year Award recognizes the vision, leadership, and thoroughness that are characteristics of the prestigious award. The most innovative products and services brought to the market from March 2010 through March 2011 were chosen as winners of the Communications Solutions Product of the Year Award.

The 2010 Communications Solutions Product of the Year Award winners are published on the INTERNET TELEPHONY and Customer Interaction Solutions Websites.

For more information about TMC, please visit www.tmcnet.com.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS's telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, MTS TEM Suite has provided customers with a complete view of telecommunication expenses, usage, proactive budget control, personal call management, and employee cost awareness while enabling enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The MTS software, consulting and managed services solutions provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Philips, NEC and other vendors. For more information please visit the MTS web site: http://www.mtsint.com.

About TMC

Technology Marketing Corporation (TMC) is a global, integrated media company helping clients build communities in print, in person, and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, NGN and InfoTECH Spotlight magazines. TMCnet.com, which is read by two million unique visitors each month, is the leading source of news and articles for the communications and technology industries.

TMC is the producer of ITEXPO, the world's largest and best-attended IP Communications event. ITEXPO West 2010 was ranked #3 on Trade Show Executive's Fastest 50 Award List. TMC expects to accelerate ITEXPO West's growth by bringing the show to Austin, one of the fast-growing technology hubs in the country. In addition, TMC runs multiple industry events: 4G Wireless Evolution; Smart Grid Summit; M2M Evolution; Cloud Communications Expo; SIP Tutorial; VIPeering; Business Video Expo; Regulatory 2.0 Workshop, DevCon5: The HTML5 Development Conference; CVx; Digium|Asterisk World; StartupCamp; MSPAlliance, MSPWorld and more! Visit TMC Events for a complete listing and further information.

For more information about TMC, visit www.tmcnet.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


MTS Contact:
John Venditti
VP Marketing
201-421-2263
john.venditti@mtsint.com

TMC Contact:
Jan Pierret
Marketing Manager
203-852-6800, ext. 228
jpierret@tmcnet.com